Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No:  333-166225
October 13, 2010

Sidhu explains New Century’s strategy for ISN*
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by Jeff Blumenthal  Staff Writer

In today’s print edition, I wrote a story about what led to the failure of ISN Bank of Cherry Hill. Analysts concluded it was a mix of bad loans and questionable management decisions. And agreeing with that viewpoint is the man who bought the bank from the FDIC, Jay Sidhu. He noted poor underwriting and expense control as primary causes of ISN’s downfall.

“They did all of those things wrong and by the time they realized that, it was too little, too late,” Sidhu said.

Sidhu’s New Century Bank, which will formally become Customers Bank after a shareholder vote next spring, bought ISN’s assets on Sept. 17, after the New Jersey Department of Banking and Insurance officially closed the bank and appointed as receiver the Federal Deposit Insurance Corp. It was the second failed bank New Century bought in the past three months and the third overall.

In August, New Century said it planned to acquire Reading-based Berkshire Bancorp in an $11 million stock deal expected to close in the first quarter of 2011. In July, it acquired the failed USA Bank of Port Chester, N.Y., with assistance from the FDIC.

New Century has grown its assets from roughly $250 million when Sidhu became its CEO in summer 2009 to $1.2 billion. It has raised roughly $70 million during that time.

Sidhu told me in a recent interview that he and his team at New Century have expertise with FDIC-assisted deals and managing distressed assets from their days running Sovereign Bank.

“There are lots of complexities,” Sidhu said. “You need the right personnel and systems to deal with loss management.”

New Century acquired the assets at a discount, then entered into an agreement where the FDIC would cover 80 percent of the losses and New Century would take on 20 percent. New Century also has 90 days from the purchase date to accept or reject all of ISN’s contracts — including deposits and loans.

Sidhu said the deal gave New Century the opportunity to enter New Jersey, which requires a charter or acquisition to start branching. He said ISN will serve as a base to grow in New Jersey while USA Bank will do the same in New York. He said he would like the bank to grow to $500 million each in assets in South Jersey and the Greenwich, Conn., market, which includes Rye and White Plains, N,Y.

Sidhu said New Century will digest its three recent acquisitions in the fourth quarter, so it would pass on any deals now.

“But if there are prudent growth opportunities, we will explore them starting in the first quarter,” Sidhu said. “I think we will see more failures in southeastern Pennsylvania — just look at second- and third-quarter results.”

Here are some additional tidbits on ISN. As stated in the article, former ISN Chairman and CEO Hal Shaffer was banned by the FDIC from working for another bank. Read the agency’s enforcement decision here.

Here is a Philadelphia Business Journal article written in 2001 which talks about Shaffer launching ISN. It talks about the then-novel concept of an Internet-based bank. But even back then, a couple of venerable bank analysts, Arnold Danielson and Cassandra Toroian, both have their doubts.

Here is another article about Shaffer quietly leaving the bank in late 2004 with little explanation for his departure.

About the Bank

New Century Bank (the “Bank”) is a state-chartered, full-service bank headquartered in Wyomissing, Pennsylvania.  The Bank is a member of the Federal Reserve System and is insured by the Federal Deposit Insurance Corporation (FDIC).  With assets of more than $1.0 billion, the Bank provides a full range of banking services to small and medium-sized businesses, professionals, individuals and families through branch locations in Pennsylvania, New Jersey and New York. The Bank is focused on serving its targeted markets with a growth strategy that includes strategically placed branches throughout its market area and continually expanding its portfolio of loans to small businesses and consumers.

The Bank has filed a registration statement on Form S-1 (File no. 333-166225) with the U.S. Securities and Exchange Commission ("SEC") which includes a prospectus for the offer and sale of securities of a potential bank holding company (the “Holding Company”) to shareholders of the Bank in connection with a proposed reorganization of the Bank to a bank holding company structure (the "proposed transaction"), as well as a proxy statement of the Bank for the solicitation of proxies from the Bank's shareholders for use at the Bank's 2010 annual meeting.  The combined prospectus and proxy statement, together with other documents filed by the Holding Company with the SEC, will contain important information about the Bank, the Holding Company and the proposed transaction.  We urge investors and Bank shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC.  Bank shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the proposed transaction. Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement at the SEC's website at http://www.sec.gov.  Copies of the combined prospectus and proxy statement can also be obtained free of charge by directing a request to Customers Bank, Investor Relations, 1015 Penn Ave., Wyomissing, Pennsylvania 19160 (484) 923-2171.

The Bank, the Holding Company and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from shareholders in connection with the proposed transaction.  Information concerning the interests of directors and executive officers is set forth in the combined prospectus and proxy statement relating to the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

“Safe Harbor” Statement

In addition to historical information, this information may contain “forward-looking statements” which are made in good faith by the Bank, pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the Bank’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business.  Statements preceded by, followed by or that include the words “may,” “could,” “should,” “pro forma,” “looking forward,” “would,”  “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” or similar expressions generally indicate a forward-looking statement.  These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors (some of which, in whole or in part, are beyond the Bank’s control).  Numerous competitive, economic, regulatory, legal and technological factors, among others, could cause the Bank’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements.  The Bank cautions that the foregoing factors are not exclusive, and neither such factors nor any such forward-looking statement takes into account the impact that any future acquisition may have on the Bank and any such forward-looking statement.  The Bank does not undertake to update any forward-looking statement whether written or oral, that may be made from time to time by or on behalf of the Bank.

*First Published by the Philadelphia Business Journal on October 8, 2010 at http://philadelphia.bizjournals.com/philadelphia/blogs/law/2010/10/sidhu_explains_new_centurys_strategy_for_isn.html